Exhibit 99.1

ASX ANNOUNCEMENT

October 1, 2013

Genetic Technologies Announces Further Record Number of BREVAGen™ Tests

September Quarter Delivers Growth of 52.6%

Melbourne, Australia; October 1, 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) announces that a further record number of BREVAGenTM test samples were received during the quarter ended September 30, 2013.  Total patient samples received during the quarter was 914, representing growth of more than 52% over the preceding June quarter (599 samples), demonstrating a continuation of the significant increase trend in market traction.

The graph below shows the trend over the preceding five quarters, which has been achieved with only a modest increase in the number of sales representatives within key states as we received licensure.  The continuing increase in market adoption is occurring as a result of a focus on key geographic regions, breast centres and medical practitioners that offer comprehensive preventive and wellness programs.

With the recent approval from New York State Department of Health, Clinical Laboratory Evaluation Program, we anticipate increased market adoption as we enter this large, highly populated market.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies was an early pioneer in recognizing important new applications for “non-coding” DNA (Deoxyribonucleic Acid).  The Company has since been granted patents in 24 countries around the world, securing intellectual property rights for particular uses of non-coding DNA in genetic analysis and gene mapping across all genes in all species.  Its business strategy is the global commercialization of its patents through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics portfolio.  Genetic Technologies is an ASX and NASDAQ listed company with operations in the USA and Australia. For more information, please visit www.gtglabs.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act.  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com  ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040